Exhibit 4.5

Unaudited Condensed Interim Consolidated Financial Statements of

Triple Flag Precious Metals Corp.

For the three and six months ended June 30, 2022 and 2021

(Expressed in United States Dollars)

Triple Flag Precious Metals Corp.

Notes to the Condensed Interim Consolidated Financial Statements (unaudited)

For the three and six months ended June 30, 2022 and 2021

(Expressed in thousands of United States dollars, unless otherwise indicated, except share and per share information)

1. Nature of operations

Triple Flag Precious Metals Corp. (“TF Precious Metals”) was incorporated on October 10, 2019 under the Canada Business Corporations Act. TF Precious Metals is domiciled in Canada and the address of its registered office is 161 Bay Street, Suite 4535, Toronto, Ontario, M5J 2S1, Canada.

The condensed interim consolidated financial statements of TF Precious Metals for the three and six months ended June 30, 2022 and 2021 comprise TF Precious Metals and its wholly owned subsidiaries (together the “Company” or “Triple Flag”).

The Company is a gold-focused streaming and royalty company. Its revenues are generated from a diversified portfolio of properties in Australia, Canada, Colombia, Mongolia, Peru, South Africa and the United States.

2. Basis of presentation

These condensed interim consolidated financial statements of TF Precious Metals and its subsidiaries have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”), applicable to the preparation of interim financial statements, including International Accounting Standard (“IAS”) 34, Interim Financial Reporting.

These condensed interim consolidated financial statements should be read in conjunction with TF Precious Metals’ most recently issued audited financial statements for the years ended December 31, 2021 and 2020 (“2021 Annual Financial Statements”), which include information necessary or useful to understanding the Company’s business and financial statement presentation. In particular, the Company’s significant accounting policies were presented in Note 3 to the 2021 Annual Financial Statements and have been consistently applied in the preparation of these condensed interim consolidated financial statements. Certain comparative figures have been reclassified to conform to current year presentation. There were no new accounting standards effective January 1, 2022 that were applicable to the Company as at June 30, 2022. These condensed interim consolidated financial statements were authorized for issuance by the Board of Directors of TF Precious Metals on August 9, 2022.

3. Critical accounting estimates and judgments

The judgments, estimates, assumptions and risks discussed here reflect updates from the 2021 Annual Financial Statements. For judgments, estimates, assumptions and risks related to other areas not discussed in these condensed interim consolidated financial statements, please refer to Note 4 to the 2021 Annual Financial Statements.

COVID-19 Pandemic

The coronavirus (‘‘COVID-19’’) was characterized as a global pandemic by the World Health Organization on March 11, 2020, and developed rapidly, with a significant number of cases. Several operating and development projects in the mining industry were impacted and continue to be impacted due to the COVID-19 pandemic, and the duration and full financial impact of COVID-19 are not known at this time.

COVID-19 and efforts to contain it continue to have an effect on commodity prices and capital markets and if the operation or development of a mining project in which the Company holds a stream or royalty interest and from which it receives or expects to receive significant revenue is suspended and remains suspended for an extended period of time, it may have a material adverse impact on the Company’s profitability, results of operations, and financial condition. As at June 30, 2022, no mines or development projects in which the Company holds streams or royalties had suspended operations due to COVID-19. We continue to monitor the impact of the COVID-19 pandemic and the emergence of any variation of the virus.

Triple Flag Precious Metals Corp.

Notes to the Condensed Interim Consolidated Financial Statements (unaudited)

For the three and six months ended June 30, 2022 and 2021

(Expressed in thousands of United States dollars, unless otherwise indicated, except share and per share information)

The Company delivered $56,299 in operating cash flow for the six months ended June 30, 2022. At June 30, 2022, the Company had $74,431 in cash and $600,000 available for drawing under the Credit Facility (including the accordion), providing the Company with sufficient liquidity to manage through this period of uncertainty.

Management exercised significant judgment in determining the impact of COVID-19 on the Company’s consolidated financial statements, including with respect to financial risks, liquidity, the assessment of going concern, life of mine estimates, impairment triggers and carrying values of the Company’s mineral interests and amounts receivable (largely, royalties receivable). Management concluded that there was no material impact from COVID-19 on its financial results at this time.

Impairment

As at June 30, 2022, the Company identified indicators of impairment for Pumpkin Hollow and Gunnison mineral interests. As a result, the Company performed an impairment assessment, and concluded that there is no impairment or reversal of impairment required.

4. Key Developments

a.	Stornoway Restructuring

On April 29, 2022, Stornoway Diamonds (Canada) Inc. (“Stornoway”), the Renard Streamers (including TF R&S Canada Limited, a subsidiary of Triple Flag) and the secured creditors of Stornoway (including TF R&S Canada Limited) completed amendments to the Renard stream and secured debt of Stornoway. Key components of the agreements are as follows:

•	The amounts outstanding under the Stornoway Working Capital Facility were fully repaid on April 29, 2022 (Stornoway repaid C$1,493 to Triple Flag);
•	The Stornoway Working Capital Facility (the “Facility”) remains available to be drawn by Stornoway up to an amount of C$20,000 in total (C$2,600 attributable to Triple Flag). The maturity date of the Facility has been extended to December 31, 2025;
•	Stream payments will be required in a given quarter if:

-	Stornoway satisfies certain minimum cash thresholds, and
-	No amounts are outstanding under the Working Capital Facility;

•	In the event that Stornoway does not satisfy minimum cash thresholds at the end of a given quarter, the Renard Streamers will be required to resume reinvesting all or a portion of their net proceeds under the Renard stream into the Stornoway Bridge Financing Facility (the “Bridge”); and
•	The maturity date of the Bridge and other loans has been extended to December 31, 2025, subject to further extension of the maturity of the Bridge to December 2028 in certain events. Certain amounts outstanding under the Bridge are subject to early repayment at the end of each year to the extent that Stornoway then satisfies certain excess cash thresholds.

For the three months ended June 30, 2022, stream payments have resumed as a result of Stornoway satisfying the minimum cash threshold and having no amounts outstanding under the Working Capital Facility.

b.	Acquisition of Sofia NSR Royalty

On March 7, 2022, the Company entered into a royalty purchase agreement with a third party to acquire a 1% net smelter returns (“NSR”) royalty over the Sofia Project (“Sofia”), located in Chile, for $5,000. The transaction closed on May 3, 2022. Concurrent with the royalty purchase agreement, the Company also acquired 2 million common shares of 2673502 Ontario Inc., a company with a 96% interest in AndeX Minerals, which in turn owns 100% of Sofia, for C$3,000 and received a right of first refusal over an additional 1% NSR royalty covering Sofia. Transaction costs incurred of $192 were capitalized.

Triple Flag Precious Metals Corp.

Notes to the Condensed Interim Consolidated Financial Statements (unaudited)

For the three and six months ended June 30, 2022 and 2021

(Expressed in thousands of United States dollars, unless otherwise indicated, except share and per share information)

c.	Talon Royalty Buydown

On February 15, 2022, Talon Nickel (USA) LLC (“Talon”) exercised its right to reduce the royalty rate under the Tamarack royalty agreement from 3.5% to 1.85% of Talon’s interest in the Tamarack Project in exchange for a payment of $4,500, resulting in a gain of $2,099. Triple Flag acquired its royalty on the Tamarack Project for $5,000 in March 2019.

d.	Beaufor Royalty

On February 4, 2022, the Company entered into a royalty purchase agreement with a third party to acquire a 2% NSR royalty (with a milestone-based stepdown to 1%) on the Beaufor mine for C$6,750. In connection with this transaction, the Company entered into a binding agreement with Monarch Mining Corporation (“Monarch”), the operator of the Beaufor mine, to provide Monarch with additional funding of C$4,500 in consideration for increasing the royalty rate to 2.75% and eliminating the stepdown. Both transactions were funded on February 14, 2022.

e.	Gunnison Stream Amendment

On December 22, 2021, the Company and Excelsior Mining Corp., including its subsidiaries (“Excelsior”), agreed to an amendment of the Stream Agreement between the Company and Excelsior, thereby helping facilitate certain transactions. Pursuant to the amendment, the Company and Excelsior agreed to remove Excelsior’s buydown option and concurrently agreed to re-price Triple Flag’s 3.5 million common share purchase warrants to C$0.54 per common share (from the prior exercise price of C$1.50 per common share). This amendment was reflected in our results for the year ended December 31, 2021.

f.	Acquisition of Chilean Royalty Portfolio

On December 21, 2021, the Company entered into an agreement with Azufres Atacama SCM to acquire 2% NSR royalties on each of the Aster 2, Aster 3 and Helada properties that are proximal to Gold Fields Limited’s (“Gold Fields”) Salares Norte project in Chile for $4,900. These properties cover prospective exploration ground that Gold Fields has been exploring. The Salares Norte project is currently under construction with anticipated first production in 2023. The royalties include buydown provisions that would reduce the amount of each NSR royalty from 2% to 1%. The amount to be received by the Company if the buydown provisions are exercised would be $2,000 for the Aster 2 royalty and $4,000 for each of the Aster 3 and Helada royalties. The acquisition of the royalties has been recorded as mineral interests. Transaction costs incurred of $98 were capitalized.

g.	Normal Course Issuer Bid and Automatic Share Purchase Plan

In October 2021, the Company established a normal course issuer bid (“NCIB”). Under the NCIB, the Company may acquire up to 2,000,000 of its common shares from time to time in accordance with the NCIB procedures of the TSX. Repurchases under the NCIB are authorized until October 13, 2022. Daily purchases will be limited to 8,218 common shares, representing 25% of the average daily trading volume of the common shares on the TSX for the period from May 20, 2021 to October 5, 2021, being 32,872 common shares, except where purchases are made in accordance with the “block purchase exemption” of the TSX rules. All common shares that are repurchased by the Company under the NCIB will be cancelled. For the three and six months ended June 30, 2022, the Company had purchased 8,218 and 26,808 of its common shares under the NCIB, respectively, which have been cancelled (three months ended December 31, 2021: 155,978 shares).

In December 2021, in connection with the NCIB, the Company entered into an automatic share purchase plan (“ASPP”) with the designated broker responsible for the NCIB. The ASPP is intended to allow for the purchase of its common shares under the NCIB at times when the Company would ordinarily not be permitted to purchase its common shares due to regulatory restrictions and customary self-imposed blackout periods. Pursuant to the ASPP, prior to entering into a blackout period, the Company may instruct the designated broker to make purchases under the NCIB in accordance with the terms of the ASPP. Such purchases will be made by the designated broker in its sole discretion based on parameters established by us prior to the blackout period in accordance with the rules of the TSX, applicable securities laws and the terms of the ASPP. The ASPP was implemented effective as of January 1, 2022.

Triple Flag Precious Metals Corp.

Notes to the Condensed Interim Consolidated Financial Statements (unaudited)

For the three and six months ended June 30, 2022 and 2021

(Expressed in thousands of United States dollars, unless otherwise indicated, except share and per share information)

h.	Dividend Reinvestment Plan

In October 2021, Triple Flag announced that it had implemented a Dividend Reinvestment Plan (the “DRIP”). Participation in the DRIP is optional and will not affect shareholders’ cash dividends, unless they elect to participate in the DRIP. At the Company’s discretion, reinvestment will be made by acquiring common shares from the open market or issuing shares from Treasury. The plan is effective for dividends declared by the Company, beginning with dividends declared November 2021.

i.	Initial Public Offering

TF Precious Metals closed its initial public offering (“IPO”) on May 26, 2021. TF Precious Metals sold an aggregate of 19,230,770 treasury common shares at an offering price of $13.00 per share. On June 29, 2021, the underwriters of the IPO exercised an over-allotment option granted to purchase a further 1,058,553 treasury common shares at the initial offering price of $13.00 per share. The common shares are listed on the Toronto Stock Exchange in both Canadian and U.S. dollars under the symbols TSX: TFPM and TSX: TFPM.U, respectively. Total proceeds from the IPO, net of underwriter fees and various issue costs, were $245,115.

j.	IAMGOLD Royalty Portfolio Purchase

On January 12, 2021, the Company entered into an agreement (the “IAMGOLD Agreement”) to purchase a royalty portfolio from IAMGOLD Corporation and certain of its subsidiaries (together, “IAMGOLD”). On March 26, 2021, the Company and IAMGOLD entered into an amendment agreement to the IAMGOLD Agreement pursuant to which the Company agreed to acquire a royalty portfolio consisting of 34 royalties on various exploration and development properties for an aggregate acquisition price of $45,667. The acquisition of 33 royalties for $35,667 closed effective March 26, 2021. The acquisition of the remaining royalty, Antofagasta’s Polo Sur project located in Chile, closed on April 16, 2021, following satisfaction of certain corporate actions in Chile. Transaction costs incurred of $393 were capitalized at the acquisition date.

5. Amounts receivable and prepayments

As at	June 30, 2022	December 31, 2021
Royalties receivable	$7,201	$6,313
Other receivables	1,037	-
Prepayments	282	637
Sales tax recoverable	159	74
Total amounts receivable and prepayments	$8,679	$7,024

Royalties receivable represent amounts that are generally collected within 45 days of quarter-end. Included in other receivables were stream payments of $693, which have been received subsequent to quarter-end. Prepayments largely represent various insurance programs that are in place.

Triple Flag Precious Metals Corp.

Notes to the Condensed Interim Consolidated Financial Statements (unaudited)

For the three and six months ended June 30, 2022 and 2021

(Expressed in thousands of United States dollars, unless otherwise indicated, except share and per share information)

6. Loans receivable

As at	June 30, 2022	December 31, 2021
Bridge Financing - Stornoway Diamonds[1]	$10,645	$8,561
Working Capital Facility - Stornoway Diamonds[2]	-	1,127
Total loans receivable	$10,645	$9,688

[1]	Represents a receivable under a bridge financing facility provided by certain secured lenders, including the Company, in June 2019 to Stornoway and certain of its subsidiaries. The loan bears interest at 8.25% per annum, which is calculated and compounded monthly and is capitalized until repayment. The increase in the loan balance during the six months ended June 30, 2022 represents additional funding and interest accrued on the loan. The loan has been extended to December 31, 2025 and has been reclassified to non-current. Refer to Note 4 for additional detail.

[2]	Represents working capital financing initially provided to Stornoway in 2019. The loan was fully repaid on April 29, 2022.

7. Investments

As at	June 30, 2022	December 31, 2021
Equity investment and warrants in Excelsior Mining Corp.[1]	$1,927	$4,571
Equity investment and warrants in Nevada Copper Corp.[2]	503	1,389
Equity investment and warrants in Steppe Gold Ltd.	491	604
Equity investment in GoldSpot Discoveries Corp.	-	4,711
Equity investment in Talon Metals Corp.	-	2,397
Other equity investments[3]	2,357	-
Total investments	$5,278	$13,672

[1]	Includes 13.8 million Excelsior common shares and 3.5 million common share purchase warrants of Excelsior Mining Corp.

[2]	Includes 2.5 million common shares and 1.5 million common share purchase warrants of Nevada Copper Corp.

[3]	Includes equity investments in private entities.

Investments comprise equity interests and warrants in publicly traded and private companies and have been recorded at fair value. The change in fair value reported in the consolidated statements of income for the three months ended June 30, 2022 was $3,834 loss (2021: $2,595 gain) and for the six months ended June 30, 2022 was $4,492 loss (2021: $1,901 loss). The fair value of the public equity investments is classified as level 1 of the fair value hierarchy because the main valuation inputs used are quoted prices in active markets, the fair value of the warrants is classified as level 2 because one or more of the significant inputs are based on observable market data, and the fair value of the private equity investments is classified as level 3 of the fair value hierarchy because the relevant observable inputs are not available. Refer to Note 12 for additional details.

8. Mineral interests

As at	June 30, 2022	December 31, 2021
Streaming Interests[1]	$1,014,491	$1,032,585
Royalty Interests[2]	199,318	192,648
Total mineral interests	$1,213,809	$1,225,233

[1]	Reflects addition of $354 for Nevada Copper Stream funding and depletion of $18,448.

[2]	Reflects addition of $14,208 related to the Beaufor and Sofia royalty acquisitions, disposal of $2,401 related to the Talon Royalty Buydown and depletion of $5,137.

Triple Flag Precious Metals Corp.

Notes to the Condensed Interim Consolidated Financial Statements (unaudited)

For the three and six months ended June 30, 2022 and 2021

(Expressed in thousands of United States dollars, unless otherwise indicated, except share and per share information)

9. Other assets

As at	June 30, 2022	December 31, 2021
Deferred charges – Credit Facility[1]	$1,263	$1,805
Right-of-use asset[2]	804	929
Leasehold improvements	307	354
Furniture and fixtures	45	58
Intangible asset	-	5
Total other assets	$2,419	$3,151

[1]	Represents costs associated with issuance and amendment of the Credit Facility. These costs are being amortized as a component of interest over the life of the Credit Facility.

[2]	Represents the asset that was recognized upon adoption of IFRS 16. It relates to a 7-year lease entered into by the Company for a term which commenced on October 1, 2018 and is being amortized over the remaining life of the lease.

10. Long-term debt

Revolving Credit Facility

The Company currently has a credit facility of $500,000, with an uncommitted accordion of up to $100,000 for a total availability of up to $600,000, maturing on August 30, 2023 (the “Credit Facility”).

The Credit Facility is to be used for general corporate purposes and investments in the mineral industry, including the acquisition of mineral interests and other assets. The Credit Facility is secured by the Company’s assets, present and future (including mineral interests and other assets).

Advances under the Credit Facility can be drawn as follows:

•	Base rate loans with interest payable monthly at the greater of: (a) the aggregate of (i) the Federal Funds Effective Rate and (ii) 1/2 of 1.0% per annum and (b) the Base Rate Canada, plus between 0.75% and 1.75% per annum (December 31, 2021: 0.75% and 1.75% per annum) depending upon the Company’s leverage ratio; or
•	LIBOR loans for periods of 1, 2, 3 or 6 months with interest payable at a rate of LIBOR, plus between 1.75% and 2.75% per annum (December 31, 2021: 1.75% and 2.75% per annum), depending on the Company’s leverage ratio.

As at June 30, 2022, the Credit Facility remains undrawn. Finance costs, net for the three months ended June 30, 2022 were $442 (2021: $2,059) and for the six months ended June 30, 2022 were $979 (2021: $4,577), including interest charges, the impact of the pay-fixed receive-float interest rate swap and standby fees. Standby fees range from 0.39% to 0.62% per annum (2021: 0.39% to 0.62% per annum) depending on the Company’s leverage ratio even if no amounts are outstanding under the Credit Facility. The Credit Facility includes covenants that require the Company to maintain certain financial ratios, including the Company’s leverage ratios. As at June 30, 2022, all such ratios and requirements were met.

On April 30, 2020, the Company entered into a pay-fixed receive-float interest rate swap to hedge the LIBOR rate on $150,000 of the Credit Facility. The swap was terminated on May 28, 2021. Refer to Note 12 for additional details.

Triple Flag Precious Metals Corp.

Notes to the Condensed Interim Consolidated Financial Statements (unaudited)

For the three and six months ended June 30, 2022 and 2021

(Expressed in thousands of United States dollars, unless otherwise indicated, except share and per share information)

11. Operating Expenses by Nature1

	For the three months ended June 30		For the six months ended June 30
	2022	2021	2022	2021
Employee costs[2,3]	$2,721	$1,270	$5,430	$2,960
Office, insurance and other expenses	883	483	1,778	489
Professional services[3]	776	414	1,298	677
Amortization	92	99	189	199
Total	$4,472	$2,266	$8,695	$4,325

[1]	Includes general administration costs and business development costs.

[2]	Includes share-based compensation expense of $1,230 for the three months ended June 30, 2022 (2021: $347) and $2,566 for the six months ended June 30, 2022 (2021: $347).

[3]	Certain employee costs have been presented within business development costs from general administration costs due to their nature.

12. Financial instruments

The Company’s financial instruments include cash and cash equivalents, amounts receivable (excluding sales taxes and prepayments), investments and loans receivable, amounts payable and other liabilities and lease obligations.

The Company applies all of the requirements of IFRS 9 for its financial instruments. The approach in IFRS 9 is based on how an entity manages its financial instruments and the contractual cash flow characteristics of the financial asset. IFRS 9 introduced a single expected credit loss impairment model, which is based on changes in debt or credit quality since initial recognition.

IFRS 9 applies an expected credit loss model to evaluate financial assets for impairment. The Company’s financial assets which are subject to credit risk include cash and cash equivalents, amounts receivable (excluding sales taxes and prepayments) and loans receivable. The amounts receivable (excluding sales taxes and prepayments) are carried at amortized cost and had a carrying value of $8,238 as at June 30, 2022 (December 31, 2021: $6,313). Considering the current turnover and credit risk associated with the amounts receivable (excluding sales taxes and prepayments) and loans receivable, the application of the expected credit loss model did not have a significant impact on the Company’s financial assets, because the Company determined that the expected credit losses on its financial assets were nominal.

To provide an indication about the reliability of the inputs used in determining fair value, the Company classifies its financial instruments into the three levels prescribed under the accounting standards. The fair value hierarchy establishes three levels to classify the inputs to valuation techniques used to measure fair value. Refer to Note 7 for additional details on investments that are measured at fair value.

The carrying value of amounts receivable (excluding sales taxes and prepayments), cash and cash equivalents, investments, loans receivable, amounts payable and other liabilities, and long-term debt approximate their fair value. Financial assets and financial liabilities as at June 30, 2022 and December 31, 2021 were as follows:

As at June 30, 2022	FVTPL	Financial Assets at amortized cost	Financial Liabilities at amortized cost
Cash and cash equivalents	$-	$74,431	$-
Amounts receivable (excluding sales taxes and prepayments)	-	8,238	-
Investments	5,278	-	-
Loans receivable	-	10,645	-
Amounts payable and other liabilities	-	-	4,311
Total	$5,278	$93,314	$4,311

Triple Flag Precious Metals Corp.

Notes to the Condensed Interim Consolidated Financial Statements (unaudited)

For the three and six months ended June 30, 2022 and 2021

(Expressed in thousands of United States dollars, unless otherwise indicated, except share and per share information)

As at December 31, 2021	FVTPL	Financial Assets at amortized cost	Financial Liabilities at amortized cost
Cash and cash equivalents	$-	$40,672	$-
Amounts receivable (excluding sales taxes and prepayments)	-	6,313	-
Investments	13,672	-	-
Loans receivable	-	9,688	-
Amounts payable and other liabilities	-	-	3,866
Total	$13,672	$56,673	$3,866

Derivative Financial Instruments

On April 30, 2020, the Company entered into a pay-fixed receive-float interest rate swap (the “swap”) to hedge the LIBOR rate on $150,000 of its Credit Facility. The swap had been designated as a cash flow hedge, as it converted the floating rate debt to fixed. Through the swap, interest on $150,000 of the balance outstanding under the facility was fixed at 0.315% plus the applicable margin, depending on the Company’s leverage ratio. On May 28, 2021, the Company paid $297 to terminate the swap, in conjunction with partial repayment of the Credit Facility. As a result, the Company discontinued hedge accounting and released a loss of $297 ($218 loss net of tax) from AOCI.

13. Earnings per share - basic and diluted

	For the three months ended June 30
	2022		2021
	Basic	Diluted	Basic	Diluted
Net earnings	$10,922	$10,922	$18,339	$18,339
Weighted average shares outstanding	156,013,993	156,044,014	143,534,434	143,534,434
Earnings per share	$0.07	$0.07	$0.13	$0.13

	For the six months ended June 30
	2022		2021
	Basic	Diluted	Basic	Diluted
Net earnings	$26,811	$26,811	$27,018	$27,018
Weighted average shares outstanding	156,020,615	156,034,617	139,739,993	139,739,993
Earnings per share	$0.17	$0.17	$0.19	$0.19

14. Share Capital

The Company is authorized to issue an unlimited number of common and preferred shares. At June 30, 2022, the share capital comprises 156,009,929 common shares with no par value.

For the three months ended June 30, 2022, the Company purchased 8,218 of its common shares under the NCIB for $106. For the six months ended June 30, 2022, the Company purchased 26,808 of its common shares under the NCIB for $331.

In December 2021, in connection with the NCIB, the Company entered into an ASPP with the designated broker responsible for the NCIB. The ASPP is intended to allow for the purchase of its common shares under the NCIB at times when the Company would ordinarily not be permitted to purchase its common shares due to regulatory restrictions and customary self-imposed blackout periods.

Triple Flag Precious Metals Corp.

Notes to the Condensed Interim Consolidated Financial Statements (unaudited)

For the three and six months ended June 30, 2022 and 2021

(Expressed in thousands of United States dollars, unless otherwise indicated, except share and per share information)

Dividends

For the three and six months ended June 30, 2022, we declared and paid dividends in United States dollars totaling $7,411 and $14,822, respectively (2021: nil). For the three and six months ended June 30, 2022, no shares were issued from treasury for participation in the DRIP.

15. Revenue

Revenue is comprised of the following:

	For the three months ended June 30		For the six months ended June 30
	2022	2021	2022	2021
Streaming Interests
Silver	$12,564	$18,254	$28,554	$36,472
Gold	13,679	13,606	24,663	21,689
Other[1]	2,514	1,707	5,091	3,023
Royalty Interests	7,733	7,372	15,937	15,121
Total revenues	$36,490	$40,939	$74,245	$76,305

[1]	Refers to copper and diamonds.

Stream and royalty interest revenues were mainly earned from the following mineral interests:

	For the three months ended June 30		For the six months ended June 30
	2022	2021	2022	2021
Streaming Interests
Cerro Lindo	$10,049	$14,373	$22,402	$30,294
Northparkes	6,340	8,562	13,210	12,393
RBPlat	3,377	3,699	7,609	7,850
Altan Tsagaan Ovoo	4,846	2,714	5,616	3,151
Renard	2,287	1,473	4,630	2,789
Buriticá	1,125	2,185	3,635	3,719
Other[1]	733	561	1,206	988
	$28,757	$33,567	$58,308	$61,184
Royalty Interests
Fosterville	$4,517	$4,123	$8,587	$8,335
Young-Davidson	1,411	1,311	2,936	2,515
Dargues	872	750	2,272	1,777
Other[2]	933	1,188	2,142	2,494
	$7,733	$7,372	$15,937	$15,121
Total revenues	$36,490	$40,939	$74,245	$76,305

[1]	Includes revenue from Gunnison and Pumpkin Hollow.

[2]	Includes revenue from Eagle River, Hemlo, Henty and Stawell.

Triple Flag Precious Metals Corp.

Notes to the Condensed Interim Consolidated Financial Statements (unaudited)

For the three and six months ended June 30, 2022 and 2021

(Expressed in thousands of United States dollars, unless otherwise indicated, except share and per share information)

16. Segment disclosure

The Company’s business is organized into one single operating segment, consisting of acquiring and managing precious metal and other high-quality streams and royalties. The Company’s chief operating decision-maker, the CEO, makes capital allocation decisions, reviews operating results and assesses performance.

Geographic revenues from the sale of metals and diamonds received or acquired from streams and royalties is determined by the location of the mining operations giving rise to the stream or royalty interest.

For the three and six months ended June 30, 2022 and 2021, stream and royalty revenues were mainly earned from the following jurisdictions:

Revenue by Geography

	For the three months ended June 30		For the six months ended June 30
	2022	2021	2022	2021
Australia[1]	$12,338	$14,222	$25,630	$24,206
Peru[2]	10,049	14,373	22,402	30,294
Canada[3]	4,022	3,185	8,147	6,097
South Africa[2]	3,377	3,699	7,609	7,850
Mongolia[2]	4,846	2,714	5,616	3,151
Colombia[2]	1,125	2,185	3,635	3,719
United States[2]	733	561	1,206	988
Total revenues	$36,490	$40,939	$74,245	$76,305

[1]	Includes revenue from streams for the three months ended June 30, 2022 of $6,340 (2021: $8,562) and six months ended June 30, 2022 of $13,210 (2021: $12,393), revenue from royalties for the three months ended June 30, 2022 of $5,998 (2021: $5,660) and six months ended June 30, 2022 of $12,420 (2021: $11,813).

[2]	All revenue from streams.

[3]	Includes revenue from streams for the three months ended June 30, 2022 of $2,287 (2021: $1,473) and six months ended June 30, 2022 of $4,630 (2021: $2,789), revenue from royalties for the three months ended June 30, 2022 of $1,735 (2021: $1,712) and six months ended June 30, 2022 of $3,517 (2021: $3,308).

17. Subsequent events

Quarterly Dividend Increase

Subsequent to the quarter-end, the Company’s Board of Directors declared a 5% increase to the quarterly dividend of US$0.0475 per common share to US$0.05 per common share that will be paid on September 15, 2022 to the shareholders of record at the close of business on August 31, 2022.